

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 4, 2019

VIA E-MAIL

David Glatz
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive, Suite 1601
Chicago, IL 60606

Re: Nuveen Dynamic Municipal Opportunities Fund
        (File Nos. 333-234592; 811-23489)

Dear Mr. Glatz:

        On November 8, 2019, you filed an initial registration statement on Form N-2 on behalf of the Nuveen Dynamic Municipal Opportunities Fund (the "Fund"). Based on our review, we have the following comments.[1]

General

1.   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3.   Is a party other than the Fund's sponsor or one of its affiliates providing the Fund's initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

4.   Please confirm supplementally that the information with respect to the aggregate public offering price, number of shares to be sold in the offering, underwriting syndicate, underwriting discounts and commissions, amount of proceeds, and other items dependent

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.

upon the offering price, which information has been omitted from the registration statement in accordance with Rule 430A under the Securities Act of 1933 (the "Securities Act"), shall be included in a definitive prospectus filed by the Fund pursuant to Rule 497 within 15 business days after the effective date of the registration statement.

5.   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

6.   Please tell us if you have presented any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Registration Statement Cover Page

7.   Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table will include all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Cover Page

8.   When describing the Fund's strategies and policies, please disclose that the Fund may invest up to 20% of its Managed Assets in taxable debt obligations, including taxable municipal securities and U.S. Treasury securities.

Prospectus Summary – Who May Want to Invest, pages 1-2

9.   The Fund may invest without limit in municipal securities that generate income subject to the federal alternative minimum tax. Please state that an investment in the Fund could trigger adverse tax consequences for investors who are, or who would become, subject to the federal alternative minimum tax, and is not a suitable investment for such investors. Please also disclose that the Fund may not be a suitable investment for individual retirement accounts, for other tax exempt or tax-deferred accounts, or for investors who are not sensitive to the federal income tax consequences of their investments.

10. The prospectus states that the Fund may be appropriate for investors who are seeking a dynamic municipal strategy with potentially significant credit, *sector* and duration risk. The prospectus also states that the Fund's subadviser will employ a strategy that integrates top-down analysis of credit quality, yield curve positioning, *and sector allocation*. When discussing the Fund's principal investment strategies throughout the prospectus, please identify the specific sectors in which the Fund intends to invest, and include corresponding risk disclosure in the principal risk sections of the prospectus.

Fund Strategies, page 2

11. Please describe any criteria as to duration that the Fund might use with respect to its investments in municipal securities.

Distributions, pages 10-12

12. The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time, subject to a finding by the Fund's Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders. Please revise to state that such distributions will be monthly, not quarterly, distributions. Please also indicate in the disclosure whether any such change will be made following notice to Common Shareholders. Please make corresponding changes elsewhere in the prospectus.

Special Risk Considerations – Other Risks –Recent Market Conditions, pages 26-28

13. Please update the Recent Market Conditions risk disclosure (*e.g.*, the potential change in the Federal Reserve's tapering of quantitative easing).

Risks – Portfolio Level Risks –Risk of Swaps and Swap Options and Risk of Financial Futures and Options Transactions, pages 57-58

14. Please include a summary of the Risk of Swaps and Swap Options and Risk of Financial Futures and Options Transactions in the Special Risk Considerations section of the Summary.

Risks – Reverse Repurchase Agreement Risk and Other Investment Companies Risk, pages 67-68 and 71

15. As noted throughout the prospectus, the Fund may invest in securities of other open-end or closed-end investment companies, including exchange-traded funds ("ETFs"), and may source leverage through a number of methods, including entering into reverse repurchase agreements. Please explain supplementally why the risks associated with investing in other investment companies and with entering into reverse repurchase agreements are not principal risks of the Fund. Alternatively, please move these disclosures to the principal risk sections of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

16. Please revise the Fund's concentration policy to state that the 25% limitation will not apply to municipal securities other than those municipal securities backed *principally* by the assets and revenues of non-governmental users, rather than clarifying this in the narrative that follows.

PART C

17. Please confirm supplementally that the Fund will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act the final versions of the agreements filed as "form of" exhibits to the registration statement.

*   *   *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: William Kotapish
     Sally Samuel